UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Disposal of Stocks or Investment Certificates of Other Corporation (Voluntary Disclosure)

1. Details of issuing company	Name of company	POSCO DX COMPANY LTD.
	Nationality	Republic of Korea	Representative	SHIM MIN SUK
	Capital stock (KRW)	76,017,364,500	Relationship to company	Affiliated company
	Total number of shares issued	152,034,729	Main business	IT Services and Engineering Business

2. Details of Disposal	Number of Shares to Be Disposed	23,385,917
	Disposal Amount (KRW)	481,749,890,200
	Equity Capital (KRW)	62,377,691,037,383
	Ratio to Equity Capital (%)	0.77
	If Classified as a Large-scale Corporation	Yes

3. Number of Shares Held and Shareholding Ratio after Disposal	Number of shares held	76,017,365
	Shareholding ratio (%)	50.0

4. Purpose of Disposal		Reduce holding company discount and secure funds for strategic investment to enhance corporate value

5. Scheduled Disposal Date		2026-09-07

6. Date of Board Resolution (Decision Date)		2026-08-07

-Attendance of independent directors	Present (No.)	7
	Absent (No.)	-

- Attendance of Auditors (members of Audit Committee)		present

7. If entered into an agreement for Put Option, Call Option, Put Back Option, etc.		No

8. Other matters to be factored into investment decisions

(1)   The Company intends to dispose of the shares mentioned above and enter into a Price Return Swap (PRS, an over-the-counter derivative transaction) contract related thereto.

-   Underlying Asset: 23,385,917 common shares of POSCO DX COMPANY LTD.

-   Reference Price: KRW 20,600 per share (closing price on the business day prior to the Board of Directors meeting)

-   Contract Period: 3 years

-   Structure: Any difference between the reference price and the return payer’s actual disposal value (adjusted for expenses) shall be netted and paid on the relevant settlement date.

(2)   The information in “1. Details of issuing company” above is presented as of December 31, 2025, for POSCO DX COMPANY LTD.

(3)   “Equity capital” in “2. Details of Disposal” refers to the Company’s total consolidated equity as of December 31, 2025.

(4)   “5. Scheduled Disposal Date” states the after-hours block trading date for the disposal. However, if the after-hours block trading becomes infeasible due to stock price volatility, the transaction may be conducted via an over-the-counter(OTC) method on the said disposal date.

(5)   The Company’s Audit Committee consists entirely of independent directors.

(6)   The “Condensed Financial Statements of Issuing Company” below is based on the consolidated financial statements of POSCO DX COMPANY LTD. All figures are presented in millions of Korean won, rounded to the nearest million.

Related disclosure	-

[Condensed Financial Statements of Issuing Company]

(Mil. KRW)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net income

2025	834,392	261,832	572,560	76,017	1,075,175	52,624

2024	892,453	366,556	525,898	76,017	1,473,291	88,599

2023	889,807	428,358	461,449	76,017	1,485,876	92,128

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 7, 2026	By	/s/ HAN, Young Ah
(Signature)
Name: HAN, Young Ah
Title: Executive Vice President